

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Matthew Brown
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

>   **Re: Altair Engineering Inc.**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2023**
>   **Filed May 4, 2023**
>   **File No. 001-38263**

Dear Matthew Brown:

We have reviewed your filing and have the following comment. We ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

General

1. We note that you reported a data breach to the Commonwealth of Massachusetts in 2022, as discussed here: https://www.mass.gov/doc/data-breach-report-2022/download. However, your periodic reports, including this Form 10-Q and your Form 10-K for the fiscal year ended December 31, 2022, only include risk factor disclosure stating that you may experience cyber-attacks and other security incidents. In light of the data breach, please update this risk factor language that characterizes this risk as potential or hypothetical to note that you have experienced a data breach and describe it as necessary. Additionally, please tell us whether you believe this data breach was material and explain how you reached this conclusion. Lastly, consider updating your discussion of how your board administers its risk oversight function in overseeing cybersecurity risks. For additional guidance, consider the Commission Statement and Guidance on Public Company Cybersecurity Disclosures (SEC Release No. 33-10459), available at: https://www.sec.gov/rules/interp/2018/33-10459.pdf.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kate Basmagian, Esq.